United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant:
Arlington Asset Investment Corp.

Name of Person Relying on Exemption:
VA Property 1 LLC (1,350,000 Shares of AAIC Common Stock)

Address of Persons Relying on Exemption:
240 W Main St, Suite 100
Charlottesville, VA 22902

Written Material:
Letter to Shareholders Advocating for Liquidation Proposal

Voluntary Submission; No Proxy Solicitation; All Statements Opinions:
Written materials are
submitted pursuant to Rule 14a-6(g)(1)
promulgated under the
Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a
solicitation of authority to vote any shareholder?s proxy, and proxy cards will not be accepted if sent. Shareholders should read the company?s proxy statement (available for free on the SEC EDGAR website), as it contains important information. The contents of this letter should be viewed exclusively as the subjective opinions of the proponent, and not as any citation of objective fact.

Vote FOR Proposal 5 on Arlington Asset?s Proxy Statement

Fellow Owners of Arlington Asset,

This letter relates to a proposal included on the company?s 2022 proxy statement, which asks shareholders to join us in recommending the orderly liquidation of the company.
As unhedged owners of over 4.4% of
AAIC stock, and as fully outlined below, we believe this proposal offers substantial benefits to our fellow shareholders, and we encourage you to vote in its favor.

Arlington Asset has performed disastrously
 over the last decade,
destroying over half its book value
in the last five years alone, and failing to declare a common dividend since
2019. As shareholders know well,
the stock?s performance
has been similarly unimpressive ? a
trend that regrettably shows few signs of reversal.

Adding insult to injury, while the
directors have restricted
distributions to common shareholders
for the last two years, they have
simultaneously paid
CEO Rock Tonkel over $3.5 million
in personal compensation, and have
each received fees of
over $320,000 themselves. To put it
delicately, this imbalance in
distributions raises serious
questions as to who is serving whom.

In light of this atrocious performance
and deeply
disordered governance, the time has
come for shareholders to weigh in
on Arlington Asset?s future, if any.
In considering that future, we see
little cause for optimism. The
managers have proven incapable stewards of capital for nearly a decade straight, and now ask shareholders to join them for a hodgepodge of new investment strategies in which they have neither competitive scale, nor any discernable advantage.

Finally, while deleveraging has
stemmed management?s
previously constant bleeding of
book value, we believe it has
also foreclosed
virtually any opportunity for
meaningful BV appreciation or
dividend income.
Stated simply, it appears Arlington
Asset has gone dead in the water,
holding just
enough assets to pay its executives,
but stranding shareholders in a zero-dividend, low-growth, and deeply discounted security. The question now is an existential one ?
whether these assets exist to pay
Rock Tonkel, or to actually offer value to their owners.

Board Inaction

In apparent recognition of the company?s failures, AAIC stock has traded at anomalously large discounts to book value for the last two years. And while an ultra-low-yield environment has offered an extremely attractive opportunity to sell either the company or its assets, the Board has refused to pursue any shareholder-friendly transaction, while continuing to personally extract fees from the portfolio?s meager returns.
While we would gladly invite the
Board to sell AAIC outright, after two
whole years of inaction on this matter,
we believe they are unlikely to entertain any buyout offer, and have thus recommended liquidation as a last resort.

Perhaps most offensively, and despite
the market?s obvious rejection of the
company?s strategic pivoti, the
Board?s opposition letter parrots management?s implausible optimism with both precision and salesmanship.
Despite management?s
consistent failure to create value,
the Board appears mindlessly loyal to them, and thus unwilling to take action for the shareholders.

In light of these many inexcusable
decisions, we believe that the Board can no longer be trusted to advance the best interest of shareholders, and that it is now incumbent on shareholders to act for ourselves.

Rationale for Liquidation

As of this writing on April 14th, 2022,
Arlington Asset?s most recently reported book value per share exceeds the current stock price by 84%.ii Given that the company comprises little more than a low-risk asset portfolio and its managers, such a persistent and staggering discount would appear to reflect the market?s dim view of the company?s executives ?
an assessment amply supported by their track record.
And while these chronic underperformers have enjoyed years of rich rewards at our expense, we shareholders bear no obligation to continue subsidizing either their opulent compensation, or the severe costs of their mismanagement.

Stated simply, we believe management?s
long history of value destruction has
imposed a durable reputational discount
on the common stock, which seems unlikely to correct itself under their continued control.

Regrettably, and no thanks to the company?s appalling expense ratio, AAIC looks similarly unattractive on an earnings basis.
With G&A alone consuming over
two-thirds of net operating income,iii this subscale hovel is little more than an ATM machine for its insiders. Coupled with its inept management, Arlington Asset?s untenable scale and egregious cost structure leave very little to like about the company.

In light of these structural defects, AAIC appears very unlikely to be valued favorably as an ongoing business. However, given the significant value of its underlying asset portfolio, we believe shareholders could nonetheless be richly rewarded through an orderly liquidation.
With the company most recently
reporting a book value of $6.16,iv primarily in highly liquid agency securities, v monetizing the investment portfolio might offer a substantial premium over any recent stock price, and valuable liquidity on otherwise stagnant shareholder capital.

While we find this opportunity extremely attractive
 on an absolute basis, it appears
even more compelling given the Company?s prospects under current leadership. By way of an unfortunate hypothetical, if a liquidation could achieve shareholder proceeds equal to at least 80% of book value, sticking a fork in AAIC would trigger its best calendar-year performance since 2013.
Coincidentally, Mr. Tonkel took over as CEO the following year, and book value has declined by nearly 80% since.vi

If history is any guide, we believe Arlington Asset could best serve its shareholders by simply monetizing its assets, and delivering proceeds to shareholders.

In contrast to management?s strategic folliesvii and hopes for improvement, we view liquidation as a reliable, risk-reducing, and likely lucrative measure which, for once, would rightly prioritize the interests of shareholders.

In our view, Arlington Asset?s investors have suffered under bumbling managers and an impotent Board for long enough. As the lawful owners of the company, it is time that we reclaim the fair value of our assets.

To that end, we urge our fellow shareholders to vote FOR Proposal Number 5, and thank them for their support.
i See, e.g, AAIC?s 23rd out of 24 price-to-book ratio in the FTSE NAREIT Mortgage Home Financing Index.
ii https://www.arlingtonasset.com/2022-03-02-
Arlington-Asset-Investment-Corp-Reports-
Fourth-Quarter-and-Full-Year-2021-Financial-Results
iii https://www.sec.gov/ix?doc=/
Archives/edgar/data/1209028/000156459022009654/ai-10k_20211231.htm#CONSOLIDATED_
STATEMENTS_COMPREHENSIVE_IN
iv https://www.arlingtonasset.com/2022-03-02-
Arlington-Asset-Investment-Corp-
Reports-Fourth-Quarter-and-Full-Year-2021-Financial-Results
v https://www.sec.gov/ix?doc=/Archives
/edgar/data/1209028/000156459022009654
/ai-10k_20211231.htm#CONSOLIDATED_BALANCE_SHEETS
vi https://www.arlingtonasset.com/
news-releases?item=148
vii (See, e.g., aggressively buying single
 family homes at all-time highs (and in the beginning of a monetary tightening cycle), while simultaneously expressing a ?cautious view on agencies? at spreads that have only been comparably wide a handful of times in the last two decades). https://seekingalpha.com/ article/4492735-arlington-asset-investment-corp-aaic-ceo-rock-tonkel-on-q4-2021-results-earnings-call
; contra https://twitter.com/ConvexityMaven/status/1504782365645811740/photo/1
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